UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333-147309

                                               333-169358

                                               333-196419

BillMatrix Corporation

CheckFree Services Corporation

Fiserv Investment Solutions, Inc.

Fiserv Solutions, LLC (formerly Fiserv Solutions, Inc.)

Information Technology, Inc.

ITI of Nebraska, Inc.

Open Solutions, LLC

(Exact name of registrant as specified in its charter)

255 Fiserv Drive, Brookfield, Wisconsin 53045 (262) 879-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of 3.125% Senior Notes due 2015

Guarantees of 3.125% Senior Notes due 2016

Guarantees of 6.800% Senior Notes due 2017

Guarantees of 4.625% Senior Notes due 2020

Guarantees of 4.750% Senior Notes due 2021

Guarantees of 3.500% Senior Notes due 2022

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

*	On April 30, 2015, each of the registrants was released and relieved from its respective obligations under its respective guarantee of 3.125% senior notes due 2015, guarantee of 3.125% senior notes due 2016, guarantee of 6.800% senior notes due 2017, guarantee of 4.625% senior notes due 2020, guarantee of 4.750% senior notes due 2021 and guarantee of 3.500% senior notes due 2022 (collectively, the “Guarantees”), and the Guarantees were terminated. Accordingly, all of the Guarantees ceased to be outstanding as of April 30, 2015, and there are currently no holders of the Guarantees.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 8, 2015

BILLMATRIX CORPORATION

By:	/s/ Thomas J. Hirsch
Name:	Thomas J. Hirsch
Title:	President and Chief Executive Officer

CHECKFREE SERVICES CORPORATION

By:	/s/ Thomas J. Hirsch
Name:	Thomas J. Hirsch
Title:	Executive Vice President, Chief Financial Officer and Treasurer

FISERV INVESTMENT SOLUTIONS, INC.

By:	/s/ Thomas J. Hirsch
Name:	Thomas J. Hirsch
Title:	Vice President and Treasurer

FISERV SOLUTIONS, LLC

By:	/s/ Thomas J. Hirsch
Name:	Thomas J. Hirsch
Title:	Chief Financial Officer, Treasurer and Assistant Secretary of Fiserv, Inc., the sole member of the Registrant

INFORMATION TECHNOLOGY, INC.
ITI OF NEBRASKA, INC.

By:	/s/ Thomas J. Hirsch
Name:	Thomas J. Hirsch
Title:	Vice President and Treasurer

OPEN SOLUTIONS, LLC

By:	/s/ Thomas J. Hirsch
Name:	Thomas J. Hirsch
Title:	Chief Financial Officer, Treasurer and Assistant Secretary of Fiserv, Inc., the sole member of the sole member of the Registrant